NYSE: WTRG Confidential October 27, 2025 American Water and Essential Utilities to Combine Advancing our mission to provide safe, clean, reliable and affordable water and wastewater services Employee Town Hall Filed by Essential Utilities, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Essential Utilities, Inc. Commission File No.: 001-06659 Date: October 27, 2025 The following is a presentation delivered at the town hall meeting of Essential Utilities, Inc. on October 27, 2025.

NYSE: WTRG Highly Sensitive and Confidential Proprietary Information – Not for further distribution. Subject to continuing discussion and a nalysis. Represents combined equity market capitalization as of 10/24/2025. Combining Two Complementary Platforms to Expand Market Reach and Unlock Efficiencies, Best Practices Together, the businesses will continue to set the best - in - class standards for water quality, customer experience, and infrastructure replacement and renewal Best - in - Class Water Quality Provider • Cements nationwide leadership in water quality best practices, including PFAS and lead remediation, for the benefit of customers • Scale advantage to address large - scale surface water quality challenges • Delivering innovative, targeted solutions to address groundwater quality challenges • Leveraging best practices across industry - leading water quality R&D labs and talent to drive sustainable service enhancements for customers Premier Partner - of - Choice Water Utility for Municipal Providers • Solidifies position as a compelling option for communities when considering a sale • Exciting new geographies with clear paths to organic and business development growth • Improves long - term customer growth trajectory and long - term customer affordability proposition Creating a New Top 10 Large - Cap Pure - Play Utility • Combined equity market cap of $40B 1 ranks among the top 250 in the S&P500 • Superior TSR potential driven by top - quartile EPS growth, robust dividend trajectory, long - term visible CapEx requirements, and broad regionalization opportunities in a fragmented water industry • Water and wastewater focused, fully regulated utility • Unique value proposition in terms of customer affordability and sustainability credentials Reinforce Commitment to Customers and Communities • Customer - focused company culture, with eye towards technology - driven improvements • Merges two companies that each have a legacy of volunteerism and generous support of communities, which will remain central to the combined organization • Deep industry depth in resiliency planning to uphold reliability of customer service 2

NYSE: WTRG Delivers Expansive Benefits to Key Stakeholders 3 Increased career growth opportunity for employees • Strengthens position as a top employer of choice; Recognized on the Forbes America’s Best Employers for Company Culture 2025 list • Attracting top talent through reputation and expanded opportunities • Broader career advancement prospects across the organization Continuing superior customer service at affordable rates • Combined infrastructure and operational efficiencies • Maintain focus on delivering dependable water and wastewater services • Commitment to affordable customer rates with strong leverage to manage supply chain costs for customers’ benefit Value creation for shareholders • Enhanced stake in a larger regulated utility platform • Access to broader geographic and regulatory exposure • Participation in long - term value creation Support communities through unified services • Sustained investment in philanthropic initiatives • Expanded presence in overlapping and new service territories • Coordinated services for local employees to efficiently meet local needs 3

NYSE: WTRG Combined Company Will Leverage the Capabilities and Talent of Both Essential and American Water 4 Company HQ will Remain in Camden, NJ • Essential’s Bryn Mawr and Pittsburgh offices will each continue to maintain a strong operational presence long term John Griffith will Serve as President and CEO • Chris Franklin will serve as Executive Vice Chair of the Board and serve as executive sponsor of the integration task force m ade up of American Water and Essential Utilities employees • David Bowler, American Water Executive VP and CFO, will serve as Executive VP and Chief Financial Officer • Cheryl Norton, American Water Executive VP and COO, will serve as Executive VP and COO • Dan Schuller, Executive VP and CFO, will serve as Executive VP and Chief Strategy Officer • Colleen Arnold, President of Aqua, will serve as President, Regulated Operations • Michael Huwar , President of Peoples, will remain President • All existing executive team members of American Water who report to CEO will continue to do so post - close • 15 - member board, 10 directors from American Water and 5 directors from Essential Combined Company will be called American Water • An integration task force will work on various integration matters and we will communicate as decisions are made

NYSE: WTRG Next Steps 5 Transaction is expected to close by the end of the first quarter of 2027 Essential and American Water will continue to operate as separate, independent companies and conduct business as usual until then Dedicated team with individuals from both companies will work to develop a thoughtful integration plan Stay focused and continue to meet the needs of our customers

NYSE: WTRG October 27, 2025 Questions?

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Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as "intend," "plan," "estimate," "believe," "anticipate," "expect," "predict," "project," "propose," "assume," "forecast," "outlook," "future," "pending," "goal," "objective," "potential," "continue," "seek to," "may," "can," "will," "should" and "could," or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties' respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company's ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party's ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party's forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party's ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties' current respective expectations and assumptions regarding future events that American Water Works Company, Inc. ("American Water") and Essential Utilities, Inc. ("Essential Utilities") believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission (the "SEC") on February 19, 2025 (available at: ir.amwater.com), Essential Utilities' Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025 (available at: essential.co), and each party's other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties' ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) the ability to timely or at all obtain the requisite shareholder approvals with respect to each party; (3) each party's requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (4) an event, change or other circumstance that could give rise to the termination of the merger agreement; (5) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (6) a delay in the timing to consummate the proposed merger; (7) the failure to integrate the parties' businesses successfully; (8) the failure to fully realize cost savings and any other synergies from the proposed merger or that such benefits may take longer to realize than expected; (9) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water's or Essential Utilities' common stock; (10) the risk of litigation related to the proposed merger; (11) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (12) the diversion of each party's management's time and attention from operations of such party; (13) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (14) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operation and maintenance costs; (15) changes in environmental laws and regulations regarding each party's respective operations that may adversely impact such party's businesses or increase the cost of operations; (16) changes in each party's key management and personnel; (17) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (18) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties' respective utility subsidiaries; and (19) other economic, business and other factors, including inflation and interest rate fluctuations. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water's and Essential Utilities' respective annual and quarterly reports as filed with the SEC, and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water's or Essential Utilities' businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

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Important Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, American Water will file a registration statement on Form S-4, which will include a document that serves as a prospectus of American Water with respect to the shares of American Water's common stock to be issued in the proposed merger and a joint proxy statement of American Water and Essential Utilities for their respective shareholders (the "joint proxy statement/prospectus"), and each party will file other documents regarding the proposed merger with the SEC. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that American Water or Essential Utilities may file with the SEC or mail to their respective shareholders in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EACH PARTY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to American Water's and Essential Utilities' shareholders. Investors and security holders will be able to obtain the registration statement, the joint proxy statement/prospectus and the other documents filed regarding the proposed merger free of charge from the SEC's website or from American Water or Essential Utilities. The documents filed by American Water with the SEC may be obtained free of charge at American Water's investor relations website at ir.amwater.com or at the SEC's website at www.sec.gov. The documents filed by Essential Utilities with the SEC may be obtained free of charge at Essential Utilities website at essential.co or at the SEC's website at www.sec.gov. The information included on, or accessible through, American Water's or Essential Utilities' respective websites is not incorporated by reference into, and does not form a part of, this communication.

Participants in the Solicitation

American Water, Essential Utilities and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from American Water's and Essential Utilities' respective shareholders in connection with the proposed merger. Information about the directors and executive officers of American Water, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in American Water's definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2025, including under the headings "Compensation Discussion and Analysis," "Director Compensation," "Equity Compensation Plan Information," and "Certain Beneficial Ownership Matters." To the extent holdings of American Water's common stock by the directors and executive officers of American Water have changed or do change from the amounts of American Water's common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 ("Form 3"), Statements of Changes in Beneficial Ownership on Form 4 ("Form 4") or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 ("Form 5"), in each case filed with the SEC. Information about the directors and executive officers of Essential Utilities, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Essential Utilities' definitive proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2025, including under the headings "Director Compensation" and "Compensation Discussion and Analysis." To the extent holdings of Essential Utilities' common stock by the directors and executive officers of Essential Utilities have changed or do change from the amounts of Essential Utilities' common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Additionally, information regarding the respective directors and executive officers of American Water and Essential Utilities and other participants in each respective proxy solicitation and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from American Water and Essential Utilities as indicated above.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote for approval, nor shall there be any offer or sale of securities or solicitation of any vote or approval in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Essential. NYSE: WTRG

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